Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for February 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for February 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In February 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 13.29% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 12.84%, 16.97% and 14.19%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 12.58%. Of which, passenger traffic for domestic, regional and international routes increased by 11.23%, 13.64% and 15.83%, respectively as compared to the same period last year. The passenger load factor was 83.49%, representing a decrease of 0.53 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic and regional routes decreased by 1.21 percentage points and 2.16 percentage points, respectively, and passenger load factor for international routes increased by 1.19 percentage points as compared to the same period last year. The Group has newly launched Hangzhou - Changsha - Hangzhou, Hangzhou - Guilin - Hangzhou, Hangzhou - Sanya - Hangzhou, Tianjin - Lanzhou - Tianjin, Nanning - Chongqing - Nanning, and Haikou - Nanchang - Haikou routes (each route has seven flights per week), Hangzhou - Zhengzhou - Hangzhou route (five flights per week), Wuhan - Changchun - Wuhan route (four flights per week), and Haikou - Yinchuan - Urumqi - Yinchuan - Haikou route (three flights per week) since 1 February 2018, Haikou - Lanzhou - Haikou route (seven flights per week) and Quanzhou - Kaohsiung - Quanzhou route (two flights per week) since 2 February 2018, Tianjin - Guilin – Tianjin and Nanning - Lanzhou - Urumqi - Lanzhou - Nanning routes (each route has seven flights per week) and Xiamen - Lanzhou - Xiamen route (four flights per week) since 3 February 2018, Xiamen - Guilin - Xiamen route (seven flights per week) since 4 February 2018, Hangzhou - Harbin - Hangzhou route (seven flights per week) and Fuzhou - Guilin - Fuzhou route (five flights per week) since 5 February 2018, Fuzhou - Changsha - Taiyuan - Changsha - Fuzhou route (three flights per week) since 6 February 2018 and Fuzhou - Jinan - Harbin - Jinan - Fuzhou route (seven flights per week) since 9 February 2018.

In terms of cargo operations, in February 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 13.87% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 10.00% as compared to the same period last year. The cargo and mail load factor was 40.80%, representing a decrease of 1.44 percentage points as compared to the same period last year.

In February 2018, the Group had introduced 5 aircraft, including one A321NEO aircraft and four B737-800 aircraft, and it had terminated the lease of one B737-800 aircraft. As of the end of February 2018, the Group operated a fleet of 759 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	27	10	45
Airbus 320 Series	105	84	84	273
Boeing 787 Series	1	17	2	20
Boeing 777 Series	10	14	0	24
Boeing 757 Series	6	0	0	6
Boeing 737 Series	135	71	152	358
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26
Total	276	215	268	759

KEY OPERATION DATA OF FEBRUARY 2018

Capacity	February 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,223.75	5.33	11.23	27,727.84	7.22
Regional	259.39	10.67	13.64	493.77	4.50
International	6,075.22	-0.13	15.83	12,158.20	9.24
Total	20,558.36	3.72	12.58	40,379.82	7.79
RTK (in million)
Domestic	1,328.28	-0.56	8.36	2,664.03	6.02
Regional	23.42	3.63	10.35	46.01	4.43
International	853.20	-13.37	14.62	1,838.06	12.31
Total	2,204.90	-5.90	10.72	4,548.10	8.46
RTK - Cargo and Mail (in million)
Domestic	109.49	-26.80	-2.09	259.06	-1.86
Regional	1.28	-39.28	-14.19	3.40	5.92
International	330.16	-27.10	14.83	783.05	16.99
Total	440.93	-27.07	10.00	1,045.51	11.64
Passengers carried (in thousand)
Domestic	9,384.21	5.05	10.58	18,317.09	6.72
Regional	206.57	11.21	13.06	392.31	2.77
International	1,473.13	5.68	17.20	2,867.04	9.05
Total	11,063.91	5.24	11.47	21,576.45	6.95
Cargo and mail carried (in thousand tonnes)
Domestic	69.58	-24.89	0.40	162.20	-0.94
Regional	1.14	-37.67	-14.88	2.97	4.50
International	37.26	-27.83	12.79	88.89	17.62
Total	107.98	-26.09	4.15	254.06	4.91

Capacity	February 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,071.08	1.41	12.84	33,905.25	8.60
Regional	351.50	8.38	16.97	675.83	5.67
International	7,201.74	-5.17	14.19	14,796.35	11.82
Total	24,624.31	-0.52	13.29	49,377.43	9.50
ATK (in million)
Domestic	1,957.30	3.02	11.63	3,857.26	6.66
Regional	40.59	8.91	15.26	77.87	3.00
International	1,298.89	-10.64	16.33	2,752.44	13.24
Total	3,296.78	-2.77	13.48	6,687.57	9.23
ATK - Cargo and Mail (in million)
Domestic	420.91	9.36	7.42	805.79	-0.07
Regional	8.96	10.82	9.62	17.04	-5.50
International	650.73	-15.49	18.55	1,420.76	14.60
Total	1,080.60	-7.09	13.87	2,243.60	8.69

Load Factor	February 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	83.32	3.10	-1.21	81.78	-1.27
Regional	73.79	1.52	-2.16	73.06	-1.10
International	84.36	4.26	1.19	82.17	-2.31
Total	83.49	3.41	-0.53	81.78	-1.57
Cargo and Mail Load Factor
Domestic	26.01	-12.85	-2.52	32.15	-0.60
Regional	14.34	-11.84	-3.98	19.96	1.38
International	50.74	-8.07	-1.64	55.11	-0.82
Total	40.80	-11.18	-1.44	46.60	-0.71
Overall Load Factor (RTK/ATK)
Domestic	67.86	-2.44	-2.05	69.07	-0.59
Regional	57.69	-2.93	-2.57	59.09	2.15
International	65.69	-2.07	-0.98	66.78	1.13
Total	66.88	-2.23	-1.67	68.01	1.23

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

14 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.